May 17, 2006

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Ridgewood Energy K Fund, LLC Ridgewood Energy L Fund, LLC Ridgewood Energy M Fund, LLC File Nos. 0-51266, 0-51267, 0-51268, respectively

Dear Mr. Schwall:

Ridgewood Energy Corporation (“Ridgewood”), the manager of Ridgewood Energy K Fund, LLC (the “K Fund”), Ridgewood Energy L Fund, LLC (the “L Fund”) and Ridgewood Energy M Fund, LLC (the “M Fund”), submits this response to the February 16, 2006 comment letter from the Securities and Exchange Commission (“SEC” or “Commission”) regarding the above referenced amended filings (the “Comment Letter”). The K Fund, L Fund and M Fund (each a “Fund” and collectively the “Funds”) became “effective” on June 28, 2005, sixty days after the filing of the registration statements on Form 10. The Funds are therefore subject to the reporting requirements of Section 13(a) of the Securities Exchange Act (“Exchange Act”) and have been filing their periodic reports with the Commission on EDGAR as required.

On March 10, 2006, the Funds responded to Comment No. 1 in the Commission’s February 16th comment letter and the Commission has since verbally informed the Funds’ that it has concluded its investigation with respect to the matters contained in Comment No. 1. This letter contains the Funds’ response to Comment No. 2 and Comment No.3 contained in the Commission’s February 16th response letter. The Funds apologize for the lateness of this response and appreciate the Commission’s indulgence.

947 Linwood Avenue ? Ridgewood, NJ 07450 ? T (201)447-9000 ? F (201)447-0474

H. Roger Schwall

                Both of the Commission’s remaining comments pertain to the K Fund. Neither the M Fund nor the L Fund has similar issues and therefore any amendment to the registration statement will be made only to the K Fund’s registration statement. We provide the following response to the Commission’s Comments:

Ridgewood Energy K Fund, LLC

1)            SEC Comment No.2:          We note your response to prior comment two. As previously requested, please revise your selected financial data to include net sales. Refer to Item 301.2 of Regulation S-K.

Ridgewood Response:        Ridgewood has made the necessary changes to the Amended Registration Statement of the K Fund and will file the amended items on Edgar.

2)            SEC Comment No.3:          We note your response to prior comment three. As previously requested, please expand your Management’s Discussion and Analysis to identify the circumstances which were different from your original estimates and ultimately contributed to your decision to record dry hole costs. Please clarify the nature of these events and the extent to which you expect that they will recur on your current operations.

Ridgewood Response:       Ridgewood has made the necessary changes to the Amended Registration Statement of the K Fund and will file the amended items on Edgar.

Attached as Exhibit A is a written statement from Ridgewood to the SEC acknowledging that (i) Ridgewood is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) Ridgewood may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In the event that you have any questions or comments, please feel free to contact me at (201) 447-9000 or the Funds outside counsel, Frank Lawatch at (212) 297-5830 or Jeffrey Plotkin at (212) 297-5815. Thank you.

WRITTEN STATEMENT OF

RIDGEWOOD ENERGY K FUND, LLC,

RIDGEWOOD ENERGY L FUND, LLC, and

RIDGEWOOD ENERGY M FUND, LLC

In connection with the response of Ridgewood Energy K Fund, LLC, Ridgewood Energy L Fund, LLC, and Ridgewood Energy M Fund, LLC (collectively the “Funds”), to the letter from the Securities and Exchange Commission (the “Commission”), dated February 16, 2006, acknowledge as follows:

•	The Funds are responsible for the adequacy and accuracy of the disclosures in each of their respective filings of their amended registration statement on Form 10.
•

Comments from the Commission’s staff or changes in the disclosures made on the amended registration statements in response to staff’s comments do not foreclose the Commission from taking any action with respect to the filings.

•	The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged this 17th day of May, 2006.